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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   FORM 8-A/A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                             iNTELEFILM CORPORATION
             (Exact Name of Registrant as Specified in its Charter)

       MINNESOTA                                                41-1663712
(State of Incorporation                                       (IRS Employer
    or Organization)                                        Identification No.)



                            5501 EXCELSIOR BOULEVARD
                              MINNEAPOLIS, MN 55416
          (Address of Principal Executive Offices, including Zip Code)

If this form relates to the                       If this form relates to the
registration of a class of                        registration of a class of
securities pursuant to Section                    securities pursuant to Section
12(b) of the Exchange Act and                     12(g) of the Exchange Act and
is effective pursuant to                          is effective pursuant to
General Instruction A.(c),                        General Instruction A.(d),
please check the following                        please check the following
box. |_|                                          box. |X|

Securities Act registration statement file number to which this form relates:
Not applicable

Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class                     Name of each exchange on which
     to be so registered                     each class is to be registered
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            None                                       None




Securities to be registered pursuant to Section 12(g) of the Act:

                     COMMON STOCK, $0.02 PAR VALUE PER SHARE
                          COMMON STOCK PURCHASE RIGHTS

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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

OVERVIEW

         iNTELEFILM's Articles of Incorporation authorize it to issue 50,000,000 shares, with a par value of $0.02 per share. As of May 1, 2000, a total of 6,418,866 shares were issued and outstanding and an additional 3,885,835 shares were reserved for issuance pursuant to options, restricted stock grants and warrants. The remaining shares are undesignated.

COMMON STOCK

         No share of iNTELEFILM common stock is entitled to preference over any other share and each share of common stock is equal to every other share in all respects. The holders of common stock, other than non-voting shares, are entitled to one vote for each share held of record at each meeting of shareholders. The non-voting shares may become shares with full voting rights at such time as they are transferred by the current holder. In any distribution of assets, whether voluntary or involuntary, holders are entitled to receive pro rata the assets remaining after creditors have been paid in full and after any liquidation preference of any other class of stock has been satisfied. The outstanding common stock is fully paid and nonassessable.

         The board of directors of iNTELEFILM has the authority to issue the remaining unissued authorized shares and to fix the powers, preferences, rights and limitations of such shares or any class or series thereof, without shareholder approval. Persons acquiring such shares could have preferential rights with respect to voting, liquidation, dissolution or dividends over existing shareholders. Shares could also be issued to deter or delay a takeover or other change in control of iNTELEFILM.

         Holders of iNTELEFILM common stock have no preemptive rights to purchase additional securities which may be offered by iNTELEFILM. There is no cumulative voting for the election of directors. Accordingly, the owners of a majority of outstanding voting shares may elect all of the directors if they choose to do so. All iNTELEFILM shares are entitled to participate equally in all dividends when, as and if declared by the board of directors out of funds legally available therefor.

NON-VOTING COMMON STOCK

         iNTELEFILM issued 189,041 shares of non-voting common stock in April 1992. All non-voting stock was issued in order to avoid attribution of interests under FCC regulations, and all non-voting stock is convertible to voting stock on a share for share basis if such conversion would not result in FCC attribution of interests.

PREFERRED STOCK

         iNTELEFILM's Articles of Incorporation authorize iNTELEFILM's board of directors, without further shareholder action, to issue shares of preferred stock in one or more series and to fix the voting rights, liquidation preferences, dividend rights, repurchase rights, conversion rights, redemption rights and terms, including sinking fund provisions and certain other rights and preferences of the preferred stock.

         Although there is no current intention to do so, the board of directors of iNTELEFILM may, without shareholder approval, issue additional shares of a class or series of preferred stock with voting and conversion rights which could adversely affect the voting power or dividend rights of the holders of common stock and may have the effect of delaying, deferring or preventing a change in control of iNTELEFILM.




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SHAREHOLDER RIGHTS PLAN

         In February 1998, iNTELEFILM's board of directors declared a dividend of one common share purchase right (a "Right") for each share of iNTELEFILM common stock outstanding as of the close of business on February 27, 1998 (the "Record Date"). Each Right will entitle the registered holder to purchase from iNTELEFILM, after the Distribution Date (as defined below), common shares at an initial price of $18.00 (the "Purchase Price"), subject to adjustment. The board of directors of iNTELEFILM further directed the issuance of one Right, subject to adjustment, with respect to each common share that shall become outstanding between the Record Date and the earliest of the Distribution Date, the Redemption Date or the Final Expiration Date (as such terms are defined below); provided, however, that Rights may be issued with respect to common shares that shall become outstanding after the Distribution Date and prior to the earlier of the Redemption Date or the Final Expiration Date in certain circumstances. The Rights will be issued upon the terms and subject to the conditions set forth in a Rights Agreement dated as of February 19, 1998 (the "Rights Agreement"), between iNTELEFILM and Norwest Bank Minnesota, National Association, as Rights Agent (the "Rights Agent"), as the same may be amended from time to time.

         The Rights become exercisable at any time after the Distribution Date. The Distribution Date is defined as the close of business on the earlier to occur of (a) the fifteenth business day (or such later date as may be determined by action of the board of directors of iNTELEFILM) after the first date of public announcement by iNTELEFILM or an Acquiring Person (as defined below) that any person or group of affiliated or associated persons (not including (i) iNTELEFILM, (ii) any subsidiary of iNTELEFILM, (iii) any person holding common shares acquired by that person in a transaction occurring after the Record Date and approved in advance in writing by a majority of disinterested directors of iNTELEFILM's board of directors to the extent, but only to the extent, of the common shares so held (a "Company-Approved Transaction"), (iv) any employee benefit plan of iNTELEFILM or of any subsidiary of iNTELEFILM, (v) any person holding common shares for or pursuant to the terms of any employee benefit plan described in clause (iv) of this sentence to the extent, but only to the extent, of the common shares so held, (vi) any person who or which, together with all affiliates and associates of such person, becomes the beneficial owner of twenty percent (20%) or more of the then outstanding common shares as a result of the acquisition of common shares directly from iNTELEFILM, or (vii) any person who or which, together with all affiliates and associates of such person, is the beneficial owner of twenty percent (20%) or more of the common shares outstanding on the twentieth business day preceding the Record Date, provided, however, that such person shall be deemed to be an Acquiring Person upon becoming the beneficial owner, together with all affiliates and associates of such person, of any additional common shares representing an incremental increase of twenty percent (20%) or more of the common shares then outstanding, which were acquired at any time after the twentieth business day preceding the Record Date) has acquired beneficial ownership of twenty percent (20%) or more of the common shares (an "Acquiring Person"), or (B) the fifteenth business day (or such later date as may be determined by action of the board of directors of iNTELEFILM) after the date of the commencement by any person or group of affiliated or associated persons (other than a person referenced in clauses (i) through (vii) of this sentence) of, or the first public announcement of the intention (which intention shall not have been withdrawn within five business days) of any person or group of affiliated or associated persons (other than a person referenced in clauses (i) through (vii) of this sentence) to commence a tender or exchange offer, the consummation of which would result in beneficial ownership by a person or group of affiliated or associated persons (other than a person referenced in clauses (i) through (vii) of this sentence) of twenty percent (20%) or more of the common shares then outstanding (including any such date which is after the date of the Rights Agreement and prior to the issuance of the Rights).

         The Rights will expire at the close of business on February 13, 2008 (the "Final Expiration Date"), unless the Rights are earlier redeemed or exchanged by iNTELEFILM, in each case as described below.

         With respect to certificates for common shares outstanding as of the Record Date, until the Distribution Date, the Rights associated with the common shares represented by such certificates shall be evidenced by such


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certificates in the names of the holders thereof together with a copy of a summary of rights attached thereto, and the registered holders of the common shares shall also be the registered holders of the associated Rights. With respect to certificates for common shares issued after the Record Date and before the Distribution Date (or earlier redemption, exchange or expiration of the Rights), the Rights associated with the common shares represented by such certificates shall be evidenced by such certificates, which will bear a legend incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), the surrender for transfer of any certificate for common shares will also constitute the transfer of the Rights associated with the common shares represented by such certificate. As soon as practicable after the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the common shares as of the Distribution Date, and such separate Right Certificates alone will evidence the Rights.

         The Purchase Price, the number and the kind of shares covered by each Right are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the common shares, (ii) upon the issuance of rights (other than the Rights), options or warrants to holders of common shares entitling them to subscribe for or purchase common shares at a price, or securities convertible into common shares with a conversion price, less than the then current market price of the common shares, or (iii) upon the distribution to holders of common shares of evidences of indebtedness or assets (other than a regular periodic cash dividend paid out of earnings or retained earnings or a dividend payable in common shares) or subscription rights or warrants (other than those referred to above). The number of outstanding Rights and the number of common shares issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the common shares or a stock dividend on the common shares payable in common shares or subdivisions, consolidations or combinations of the common shares occurring, in any such case, prior to the Distribution Date. Common shares purchasable upon exercise of the Rights will not be redeemable.

         If any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than the Rights that are or were acquired or beneficially owned by the Acquiring Person (which will thereupon become null and void), will thereafter have the right to receive, upon exercise thereof at the then-current exercise price of the Right, that number of common shares having a market value of two times the exercise price of the Right.

         If, on or after the Shares Acquisition Date (as defined below), iNTELEFILM is, in effect, acquired in a merger or other business combination transaction, or fifty percent (50%) or more of its consolidated assets or earning power is sold, proper provisions will be made so that each holder of a Right (other than Rights owned by that person or group, which will have become null and void) will thereafter have the right to receive, upon exercise thereof at the then-current exercise price of the Right, that number of shares of capital stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

         At any time after any person or group becomes an Acquiring Person and before the earlier of one of the events described in the previous paragraph, the board of directors of iNTELEFILM may exchange the Rights (other than Rights owned by that person or group, which will have become null and void), in whole or in part, at an exchange ratio of one common share per Right, subject to adjustment.

         As described in the Rights Agreement, Rights issued to any person who becomes an Acquiring Person shall become null and void.

         With certain exceptions, no adjustment in the Purchase Price will be required unless such cumulative adjustments require an adjustment of at least one percent (1%) in the Purchase Price. iNTELEFILM is not required to issue fractional common shares. In lieu thereof, an adjustment in cash will be made based on the market price of the common shares on the last trading day prior to the date of exercise.


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         At any time prior to the earlier of (x) the close of business on the tenth business day after the first date of public announcement by iNTELEFILM or an Acquiring Person that an Acquiring Person has become such (the "Shares Acquisition Date"), or (y) the Final Expiration Date, the board of directors of iNTELEFILM may redeem all but not less than all of the then outstanding Rights at a redemption price of $0.01 (one cent) per Right, subject to adjustment (such redemption price being hereinafter referred to as the "Redemption Price"), in cash, with common shares, or other consideration deemed appropriate by the board of directors of iNTELEFILM (the time at which the Rights are redeemed being referred to as the "Redemption Date"). Immediately upon the action of the board of directors of iNTELEFILM ordering the redemption of the Rights, the right to exercise the Rights will terminate, iNTELEFILM will promptly give public notice of the redemption, and the only right of the holders of Rights will be to receive the Redemption Price.

         For so long as the Rights are then redeemable, iNTELEFILM in its sole and absolute discretion may from time to time rescind, change, supplement or amend the Rights Agreement in any respect without the approval of any holders of Rights Certificates. At any time when the Rights are no longer redeemable, iNTELEFILM may supplement or amend the Rights Agreement without the approval of any holders of Rights Certificates in order to cure ambiguities, correct or supplement defective or inconsistent provisions, shorten or lengthen time periods, or otherwise change, delete or supplement provisions, so long as any such change, deletion or amendment does not adversely affect the interests of the holders of the Rights (other than an Acquiring Person or an affiliate or associate of an Acquiring Person, in whose hands all Rights are null and void).

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of iNTELEFILM pursuant to such Right, including, without limitation, the right to vote or to receive dividends.

         The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire iNTELEFILM without conditioning the offer on a substantial number of Rights being acquired or redeemed. The Rights should not interfere with any merger or other business combination approved by the board of directors of iNTELEFILM since the board of directors may, at its option and in its sole and absolute discretion, redeem the Rights as provided in the Rights Agreement.

         The Rights Agreement between iNTELEFILM and the Rights Agent specifying the terms of the Rights, which includes the Form of Right Certificate and the Form of Summary of Rights to Purchase common shares as exhibits, has been filed as an exhibit to this Registration Statement. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is hereby incorporated herein by reference.

ITEM 2.  EXHIBITS

The following exhibits have been filed with the SEC and are incorporated herein by reference:

- Articles of Incorporation, as amended and restated (incorporated by reference to our Current Report on Form 8-K (File No. 000-21534) filed October 1, 1999).

- Bylaws, as amended and restated (incorporated by reference to our Registration Statement on Form S-18 (File No. 33-44412) filed December 5,
     1991).

- Specimen common stock certificate (incorporated by reference to our Registration Statement on Form S- 18 (File No. 33-44412) filed November 27,
     1991).

- Rights Agreement between us and Norwest Bank Minnesota, National Association, as Rights Agent, dated as of February 19, 1998, which includes, as exhibits, the Form of Right Certificate and the Form of Summary of Rights (previously filed).


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                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


Dated: June 23, 2000                                 iNTELEFILM Corporation


                                                     By: /s/ James G. Gilbertson
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                                                         James G. Gilbertson
                                                         Chief Operating Officer



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